Exhibit 3.1.1

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:          AppSoft Technologies, Inc.

2. The articles have been amended as follows: (provide article numbers, if available):

Section 4.1 of the Articles of Incorporation, titled “Designation, Amount, Original Issue Price and Par Value,” is deleted and replaced with the following:

4.1.        Designation, Amount, Original Issue Price and Par Value. This series of Preferred Stock shall be designated as the Corporation’s Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”) and the number of shares so designated shall be 2,000,000 (which shall not be subject to increase without the consent of a majority of the holders of the Series A Preferred Stock). Each share of Series A Preferred Stock shall have an original issue price of $0.05 per share (the “Original Issue Price”).

Section 4.4.2 of the Articles of Incorporation, titled “Distribution of Remaining Assets,” is deleted and replaced with the following:

4.4.2.         Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Junior Preferred Stock, if any, to the extent of their preference and thereafter among the holders of the shares of Common Stock, Series A Preferred Stock and any series of Preferred Stock entitled to participation rights, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of these Articles immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Series A Preferred Stock is entitled to receive under Subsections 4.4.1 and 4.4.2 is hereinafter referred to as the “Series A Liquidation Amount.”

Section 4.6.1(a) of the Articles of Incorporation, titled “Conversion Ratio,” is deleted and replaced with the following:

(a) Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The “Series A Conversion Price” shall initially be equal to $0.005. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in Section 4.6.4 hereof and shall be subject to the limitation set forth in Section 4.6.1(c) hereof.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

100% of common shares and 100% of preferred shares

4. Signature:

May 18, 2015
Brian Kupchik, President

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